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                              November 29, 2023

       Richard Murphy
       Chief Executive Officer
       Enservco Corporation
       14133 County Rd 9
       Longmont, CO 80504

                                                        Re: Enservco
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed November 9,
2023
                                                            File No. 333-275485

       Dear Richard Murphy:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Selling Stockholder, page 9

   1. Please revise to update your beneficial ownership disclosures, including all beneficial ownership as of the
most practicable date, and the natural person(s) with investment and/or voting control
over the shares held by OilServ, LLC. Refer to Item 11A of Form S-
                                                        1 and Item 403 of
Regulation S-K.
       General

   2. Please revise to specifically incorporate by reference the definitive proxy statement filed on April 28, 2023, Form
10-Q for interim period September 30, 2023 filed on November
                                                        14, 2023, and Form 8-K
filed on November 16, 2023. Refer to Item 12(a)(2) and 12(b) of
                                                        Form S-1.
 Richard Murphy
FirstName LastNameRichard Murphy
Enservco Corporation
Comapany 29,
November  NameEnservco
              2023        Corporation
November
Page 2    29, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Doug Holod, Esq.